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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Vascular Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92231M109

(Cusip Number)

David A. Knight, c/o Stephens Group, Inc., 111 Center Street, Little Rock, AR 72201, (501) 377-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): James Sommers, Voting Trustee of Vascular Voting Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,238,502

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,238,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.4

14.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Stephens Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,228,502

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,228,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.4

14.	Type of Reporting Person (See Instructions): HC, CO

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Stephens Vascular Preferred, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,674,323

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,674,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.1

14.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Stephens Vascular Options, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 554,179

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 554,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.3

14.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Stephens Investment Partners III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 30,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 40,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3

14.	Type of Reporting Person (See Instructions): OO

This Amendment No. 2 amends Items 2, 5, 6 and 7 of the Schedule 13D initially filed by the Reporting Persons on July 28, 2000. It is being filed to report a decrease in beneficial ownership of Vascular Solutions, Inc. common stock (the “Common Stock”) by certain of the Reporting Persons. Except as set forth below, there are no changes in the Schedule 13D. Capitalized terms not otherwise defined herein shall have the same meanings as defined in the Schedule 13D.

Item 2. Identity and Background

(a)	Name of reporting persons:	James Sommers, Voting Trustee of Vascular Voting Trust
Stephens Vascular Preferred, LLC
Stephens Vascular Options, LLC
Stephens Investment Partners III, LLC
Stephens Group, Inc.

          (i) James Sommers is the Trustee of the Vascular Voting Trust. Mr. Sommers is a citizen of the United States of America, has a business address of P.O. Box 785, Linville, N.C. 28647, and is principally employed as a financial consultant.

          (ii) Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC are Arkansas limited liability companies principally engaged in the business of investing in the Common Stock, and their principal offices are located at 111 Center Street, Little Rock, Arkansas 72201. The sole managing member of each is Stephens Group, Inc. Their nonmanaging members include certain directors and officers of Stephens Group, Inc. and its second tier wholly owned subsidiary, Stephens Inc., and certain other Stephens family interests.

          (iii) Stephens Investment Partners III, LLC, an Arkansas limited liability company, is principally engaged in the business of making private investments, and its principal office is located at 111 Center Street, Little Rock, Arkansas 72201. Its managers are Warren Stephens, W.R. Stephens, Jr., Jon E.M. Jacoby, Doug Martin and Curt Bradbury. Its members are current and former officers and employees of Stephens Inc.

          (iv) Stephens Group, Inc. is an Arkansas business corporation, engaged in the business of buying, owning, holding and selling investment securities and other assets. Its principal offices are located at 111 Center Street, Little Rock, Arkansas 72201.

               The voting stock of Stephens Group, Inc. is owned by the following entities, each of which is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201:

               (1) Jackson T. Stephens Trust No. One, Jackson T. Stephens, Trustee.

               (2) Bess C. Stephens Revocable Trust, Bess C. Stephens, Trustee.

               (3) Warren A. Stephens Trust No. One, Warren A. Stephens, Trustee.

               (4) Elizabeth S. Campbell Revocable Trust, Elizabeth S. Campbell, Trustee.

               (5) Pamela Diane Stephens Trust One, Bess C. Stephens, Elizabeth S. Campbell and W.R. Stephens, Jr., Trustees.

               (6) W.R. Stephens, Jr. Revocable Trust, W.R. Stephens, Jr. Trustee.

               The directors and executive officers of Stephens Group, Inc., and their respective principal employments, are:

               (A) Jackson T. Stephens, Chairman of the Board of Directors of Stephens Group, Inc.

               (B) Bess C. Stephens, Director of Stephens Group, Inc.

               (C) Warren A. Stephens, President of Stephens Group, Inc. and President and CEO of Stephens Inc.

               (D) Wilton R. Stephens, Jr., Director and officer of Stephens Group, Inc. and Stephens Inc.

               (E) Jon E.M. Jacoby, Director of Stephens Group, Inc. and Stephens Inc.

               (F) W. R. Walker, Director of Stephens Group, Inc.

               (G) Bill Steve Walker, President and CEO of Stephens Production Company, a division of Stephens Group, Inc.

               (H) Craig D. Campbell, Director of Stephens Group, Inc. and employee of Stephens Inc.

               (I) Curtis F. Bradbury, Senior Executive Officer and Chief Operating Officer of Stephens Inc.

               (J) Douglas H. Martin, Executive Officer of Stephens Group, Inc.

               (K) Joe T. Ford, Chairman of the Board of Directors of ALLTEL Corporation. Mr. Ford’s business address is One Allied Drive, Little Rock, Arkansas 72202.

               (L) William Johnson, Director of Stephens Group, Inc. Mr. Johnson’s business address is Bank of America Plaza, 1901 Main, Columbia, S.C. 29201.

Each of the executive officers and directors of Stephens Group, Inc. listed above is a citizen of the United States of America. The persons listed in subsections (A) through (J) above have the business address of Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201.

     (b) Except as described in (c) below, during the past five years none of the reporting persons or the persons listed as directors, executive officers or shareholders of the reporting persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his/her compliance therewith.

     (c) Stephens Inc., an Arkansas corporation, is a second tier, wholly-owned subsidiary of Stephens Group, Inc. and is a broker-dealer registered with the NASD and a member of the New York Stock Exchange. Stephens Inc. served as an underwriter in the initial public offering of the Common Stock. Stephens Inc. also maintains an inventory of the Common Stock from time to time and is a market maker for the Common Stock. The principal offices of Stephens Inc. are located at 111 Center Street, Little Rock, Arkansas 72201. During the past five years, Stephens Inc. has not been convicted in any criminal proceeding. During the past five years, Stephens Inc. has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws in the following proceedings:

          (i) In September 2002, the NASD accepted an offer of settlement in which Stephens Inc. consented to the entry of findings that in 2000 and 2001 it did not adequately comply with MSRB Rules G-12 and G-14 regarding the reporting of municipal securities trades to the National Securities Clearing Corporation. Stephens Inc. paid a $1,500 administrative penalty.

          (ii) In the Matter of Stephens Inc., SEC Administrative Proceeding (File No. 3-9781), November 23, 1998; U.S. v. Stephens Inc., Case No. 3:98cv448/RV/MD (N.D. Fla., November 24, 1998). In November 1998, Stephens Inc. entered into settlements concluding investigations conducted by the U.S. Attorney for the Northern District of Florida and the SEC into the firm’s municipal finance activities in Florida and Georgia. Pursuant to the terms of the settlement with the U.S. Attorney, Stephens Inc. was held vicariously liable on a civil basis for undisclosed payments made by three former employees to Florida public officials in connection with the pursuit of municipal finance business, and a former employee’s failure to disclose payments made to an outside consultant and an employee of another broker dealer in connection with a municipal offering. Stephens Inc. paid a $2.25 million civil penalty to the Department of Justice and approximately $887,000 to three Florida municipal issuers. Pursuant to the settlement with the SEC, the firm consented to findings that three former employees made undisclosed payments to Florida public officials; inaccurate entries were made on the firm’s books and records concerning outside municipal finance consultants, expenses charged to issuers, and the improper reimbursement of political contribution made by employees of the firm; and that the firm failed to disclose a commission earned on a guaranteed investment contract purchased by a municipal issuer in connection with an offering underwritten by Stephens Inc. Stephens Inc. was ordered to cease and desist from committing future violations, pay a $2.25 million civil penalty to the SEC, pay $111,019.19 to a municipal issuer, and retain an independent consultant to review the firm’s municipal finance policies and procedures.

Item 5. Interest in Securities of the Issuer

     (a) The following table discloses the ownership of the Common Stock by the Reporting Persons and their respective directors, managers, and executive officers:

		Percent of
	Number of	Outstanding
Name	Shares	Shares	Voting Power	Investment Power

Vascular Voting Trust	2,238,502	17.4	Sole: 2,238,502	-0-
Stephens Vascular Preferred, LLC	1,674,323	13.1	-0-	Shared: 1,674,323
Stephens Vascular Options, LLC	554,179	4.3	-0-	Shared: 554,179
Stephens Investment Partners III, LLC (1)	40,000	0.3	Sole: 30,000	Sole: 40,000
Stephens Group, Inc. (2)	2,228,502	17.4	-0-	Shared: 2,228,502
Jackson T. Stephens Trust No. One	-0-	—	-0-	-0-
Bess C. Stephens Revocable Trust	-0-	—	-0-	-0-
Warren A. Stephens Trust No. One	-0-	—	-0-	-0-
Elizabeth S. Campbell Revocable Trust	-0-	—	-0-	-0-
Pamela Diane Stephens Trust One	-0-	—	-0-	-0-
W. R. Stephens, Jr. Revocable Trust	-0-	—	-0-	-0-
Jackson T. Stephens	-0-	—	-0-	-0-
Bess C. Stephens	-0-	—	-0-	-0-
Warren A. Stephens (3)	70,000	0.6	Sole: 30,000	Sole: 30,000
			Shared: 30,000	Shared: 40,000
W.R. Stephens, Jr. (4)	40,000	0.3	Shared: 30,000	Shared: 40,000
Jon E.M. Jacoby (5)	235,359	1.8	Sole: 195,359	Sole: 195,359
			Shared: 30,000	Shared: 40,000
W.R. Walker	-0-	—	-0-	-0-
Bill Steve Walker	3,185	0.0	Sole: 3,185	Sole: 3,185
Craig D. Campbell	-0-	—	-0-	-0-
Curtis F. Bradbury(6)	51,147	0.4	Sole: 11,147	Sole: 11,147
			Shared: 30,000	Shared: 40,000
Douglas H. Martin(7)	47,962	0.4	Sole: 7,962	Sole: 7,962
			Shared: 30,000	Shared: 40,000
Joe T. Ford	-0-	—	-0-	-0-
William Johnson	-0-	—	-0-	-0-
James B. Sommers	-0-	—	-0-	-0-

          (1) Represents ownership of options convertible into 30,000 shares of the Common Stock as to which reporting person exercises sole voting and investment power, and options convertible into 10,000 shares of the Common Stock which have been contributed to the Voting Trust and as to which reporting person exercises no voting power and sole investment power.

          (2) Includes shares beneficially owned by Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC. Stephens Group, Inc. is sole manager of both companies.

          (3) Represents beneficial ownership of options convertible into 40,000 shares of the Common Stock by Stephens Investment Partners III, LLC, of which this person is a manager, and 10,000 shares owned by each of Laura Whitaker Stephens Trust, Warren Miles Amerine Stephens Trust and John Calhoun Stephens Trust for which reporting person serves as trustee.

          (4) Represents beneficial ownership of options convertible into 40,000 shares of the Common Stock by Stephens Investment Partners III, LLC, of which this person is a manager.

          (5) Represents 195,359 shares owned by Jacoby Enterprises, Inc., of which this person is President and majority owner, and options convertible into 40,000 shares of the Common Stock owned by Stephens Investment Partners III, LLC, of which this person is a manager.

          (6) Represents 11,147 shares owned directly and 40,000 shares of the Common Stock owned by Stephens Investment Partners III, LLC, of which this person is a manager.

          (7) Represents 4,777 shares owned directly, 3,185 owned by reporting person’s IRA, and options convertible into 40,000 shares of the Common Stock owned by Stephens Investment Partners III, LLC, of which this person is a manager.

     (b) Stephens Inc., the second-tier wholly owned subsidiary of Stephens Inc., owns no shares of the common stock of Vascular Solutions, Inc.

     (c) The Voting Trustee expressly disclaims beneficial ownership of any securities covered by this Schedule 13D.

     (d) On October 3, 2003, Stephens Vascular Options, LLC and Stephens Vascular Preferred, LLC withdrew shares of the Common Stock from the Voting Trust and initiated the distribution of such shares to certain of their members on the basis of the members’ sharing ratios in the respective LLCs, as set forth below:

     Stephens Vascular Options, LLC

Member	Shares Distributed

Jacoby Enterprises, Inc.	44,286
Curtis F. Bradbury	3,647
Douglas H. Martin	1,563
Douglas H. Martin IRA	1,042
C. Ray Gash	2,084
Robert L. Schulte IRA	1,563
Turner Family Trust	2,084
Jackson Farrow, Jr.	1,042
James O. Jacoby, Jr.	2,952
Frank Lorge	2,952
Andrew Stafford-Deitsch	521
Blue Rock Services Pension Scheme	521
William S. Walker	1,042
Gordon Grender	3,647
DW Family Limited Partnership	2,605

     Stephens Vascular Preferred, LLC

Member	Shares Distributed

Jacoby Enterprises, Inc.	91,073
Curtis F. Bradbury	7,500
Douglas H. Martin	3,214
Douglas H. Martin IRA	2,143
C. Ray Gash	4,286
Robert L. Schulte IRA	3,214
Rick and Martha Turner	3,214
K. Rick Turner, IRA	1,071
Jackson Farrow IRA	2,143
James O. Jacoby, Jr.	6,071
Frank Lorge	6,071
Andrew Stafford-Deitsch	2,143
William S. Walker	2,143
Gordon Grender	7,500
DW Family Limited Partnership	5,357

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D initially filed by the Reporting Persons with respect to the Common Stock is hereby amended by adding the following:

     (a) On July 24, 2003 the Board of Directors of Vascular Solutions, Inc. consented to the transfer of up to 250,000 shares of the Common Stock from the Voting Trust to individuals and entities, other than Stephens Inc., companies affiliated with Stephens Inc. or Stephens family members or trusts.

Item 7 Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D initially filed by the Reporting Persons with respect to the Common Stock is hereby amended by adding the following:

     (c) July 24, 2003 Resolution of the Board of Directors of Vascular Solutions, Inc.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 15, 2003

Vascular Voting Trust

By:	/s/ James B. Sommers

James B. Sommers, Voting Trustee

/s/ Warren A. Stephens

Warren A. Stephens, as manager of Stephens Investment Partners III, LLC, and as President of Stephens Group, Inc. on its own behalf and as sole Manager of Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC

VASCULAR SOLUTIONS, INC.

SECRETARY’S CERTIFICATE

     I, Michael Nagel, the duly elected and acting Secretary of Vascular Solutions, Inc., a Minnesota corporation (the “Company”), do hereby certify as follows:

The resolutions attached as Appendix A were duly adopted by the Board of Directors of Vascular Solutions, Inc. at a meeting properly held on July 24, 2003, and that the attached resolutions were the only resolutions adopted by the Board on the subject thereof and have not been since revoked, amended or in any manner modified.

     IN WITNESS WHEREOF, I have executed this Certificate the 30th day of July, 2003.

/s/ Michael Nagel

Michael Nagel, Secretary

     I, Howard C. Root, do hereby certify that I am the duly elected, qualified and acting President and Chief Executive Officer of the Company, and do further certify that Michael Nagel is the duly elected, qualified and acting Secretary of the Company and that the foregoing signature is his true and genuine signature.

Dated: July 30, 2003

/s/ Howard C. Root

Howard C. Root, President

APPENDIX A

     WHEREAS, Stephens Vascular Preferred LLC and Stephens Vascular Options LLC deposited shares of Vascular Solutions, Inc. (the “Company”) into a voting trust created by that certain Voting Trust Agreement, dated as of July 14, 2000 (the “Voting Trust Agreement”); and

     WHEREAS, the Voting Trust Agreement authorizes a transfer of Stock out of the Voting Trust Agreement to persons other than Stephens Inc. and its affiliates, if such transfer is approved by the Board of Directors of the Company; and

     WHEREAS, the Company has been requested to consent to a transfer of up to 250,000 shares of Common Stock of the Company out of the Voting Trust Agreement to individuals and entities, other than Stephens Inc., companies affiliated with Stephens Inc. or Stephens family members or trusts; and

     WHEREAS, the Company is willing to consent to such transfer of such shares.

     RESOLVED, that the Board of Directors of Vascular Solutions, Inc. consents to the transfer of up to 250,000 shares of the Common Stock of Vascular Solutions, Inc. from the Voting Trust Agreement to individuals and entities, other than Stephens Inc., companies affiliated with Stephens Inc. or Stephens family members or trusts.